Exhibit 99.1

                                              November 23, 2016

Dear Shareholder,

You are cordially invited to attend the 2016 Annual General Meeting of Shareholders (the “Meeting”) of Check-Cap Ltd. (the “Company”), to be held on Thursday, December 22, 2016, at 4:00 p.m. (Israel time) at the Company’s offices at the Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.

The Notice of 2016 Annual General Meeting of Shareholders and the Proxy Statement appearing on the following pages describe in detail the matters to be considered and acted upon at the Meeting.

Only shareholders who held shares at the close of business on November 21, 2016, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s Board of Directors recommends a vote “FOR” each of the proposals set forth in the Proxy Statement.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the enclosed Notice of 2016 Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions in the Proxy Statement.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, /s/ Tomer Kariv Tomer Kariv Chairman of the Board of Directors

Check-Cap Ltd.
Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2016 Annual General Meeting of Shareholders of Check-Cap Ltd. (the “Meeting”) to be held on Thursday, December 22, 2016, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel, for the following purposes:

1.	To re-elect five directors to serve as members of our Board of Directors (in addition to the two external directors under Israeli law), until our next annual general meeting of shareholders;

2.
To approve the compensation to be paid to each of the non-employee directors (other than the Chairman of the Board of Directors and the external directors under Israeli law), subject to their election at the Meeting;

3.
To ratify and approve the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditor for the year ending December 31, 2016 and for such additional period until our next annual general meeting;

4.	To approve the payment to our Chief Executive Officer of the discretionary component of the pro-rated annual bonus for the year ended December 31, 2015;

5.	To approve the payment to our Chief Technology Officer (who served as a director until December 2015) of the discretionary component of the annual bonus for the year ended December 31, 2015; and

6.	To review and discuss our financial statements for the year ended December 31, 2015.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Only shareholders of record at the close of business on November 21, 2016, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.

The Proxy Statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card will be mailed to such shareholders on or about November 23, 2016.  Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, on, or about, November 23, 2016, via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com, and also at our offices during regular business hours (Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel; Tel: +972-4-8303400 (phone)).

Proxies must be received by our transfer agent or at our registered office in Israel no later than forty eight (48) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the forty eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Our company’s representatives are Lior Torem, our Chief Financial Officer, at liort@check-cap.com or +972-4-8303401, and Dana Zigman-Behrend, our General Counsel, at dana.behrend@check-cap.com or +972-4-8303424, Check-Cap Ltd., Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel; Tel: +972-4-8303424.  Detailed voting instructions are provided both in the Proxy Statement and the proxy card.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

In addition, for the approval of Proposal 4, one of the following two voting requirements must be met: (i) at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 4.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 4.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 4, you should contact our Chief Financial Officer, Lior Torem, at liort@check-cap.com or +972-4-8303401 or Dana Zigman-Behrend, General Counsel, at dana.behrend@check-cap.com or +972-4-8303424.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on Proposal 4 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely, /s/ Tomer Kariv Tomer Kariv Chairman of the Board of Directors

November 23, 2016

ii

Check-Cap Ltd.
Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

_____________________

PROXY STATEMENT

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Check-Cap Ltd. to be voted at the 2016 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2016 Annual General Meeting of Shareholders.  The Meeting will be held on Thursday, December 22, 2016, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.

This Proxy Statement, the attached Notice of the Meeting and the enclosed proxy card are being mailed to shareholders on or about November 21, 2016.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following:

1.	The re-election of five directors to serve as members of our Board of Directors (in addition to the two external directors under Israeli law), until our next annual general meeting of shareholders;

2.
The approval of the compensation to be paid to each of the non-employee directors (other than the Chairman of the Board of Directors and the external directors under Israeli law), subject to their election at the Meeting;

3.
The ratification and approval of the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditor for the year ending December 31, 2016 and for such additional period until our next annual general meeting;

4.	The approval of the payment to our Chief Executive Officer of the discretionary component of the pro-rated annual bonus for the year ended December 31, 2015; and

5.	The approval of the payment to our Chief Technology Officer (who served as a director until December 2015) of the discretionary component of the annual bonus for the year ended December 31, 2015.

In addition, our financial statements for the year ended December 31, 2015 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on November 21, 2016.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 21, 2016, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•
Voting by Proxy.  If you are a shareholder of record, these proxy materials are being sent directly to you by our transfer agent. You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope.  If your ordinary shares are held in “street name,” these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please follow the voting instructions provided to you by your broker, trustee or nominee.  Proxies must be received by our transfer agent or at our registered office in Israel no later than forty eight (48) hours prior to the designated time for the Meeting. Proxies received by our transfer agent or at our registered office in Israel during the forty eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Chief Financial Officer or General Counsel, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.  The only item on the Meeting agenda that may be considered routine is Proposal 3 relating to the reappointment of the Company’s independent auditors for the fiscal year ending December 31, 2016 and for such additional period until our next annual general meeting for 2017; however, we cannot be certain whether this will be treated as a routine matter. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

In addition, for the approval of Proposal 4, one of the following two voting requirements must be met: (i) at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 4.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 4.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 4, you should contact our Chief Financial Officer, Lior Torem, at liort@check-cap.com or +972-4-8303401 or Dana Zigman-Behrend, General Counsel, at dana.behrend@check-cap.com or +972-4-8303424.

The Israeli Companies Law, 1999 (the “Companies Law”) requires that each shareholder voting on Proposal 4 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 15, 2016 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our directors and executive officers; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 14,455,075 ordinary shares outstanding as of November 15, 2016.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of November 15, 2016 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder.  Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant.  They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percent
5% or Greater Shareholders (other than directors and executive officers)
Pontifax Funds(1)	2,561,835.5	16.39%
Shanghai Fosun Pharmaceutical Group Co. Ltd.(2)	2,197,366	14.53%
Quant Global Capital Advisors, LLC(3)	1,666,666	10.90%
Yoav and Sigalit Kimchy(4)	746,490	5.29%

Directors and Executive Officers
William (Bill) Densel(5)	336,059	2.27%
Lior Torem(6)	138,061	*
Alex Ovadia(7)	133,078	*
Yoav Kimchy(4)	771,490	5.29%
Tomer Kariv(1)	2,561,835.5	16.39%
XiangQian (XQ) Lin(8)	392,813	2.68%
Walter L. Robb(9)	441,802	3.04%
Yuval Yanai	35,284	*
Mary Jo Gorman	30,244	*
Steven Hanley	44,093	*
Directors and executive officers as a group (10 persons)(10)	4,884,759.50	32.30%
__________________

*Less than 1% of our ordinary shares.

(1)
Includes ordinary shares directly held by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P (collectively, the “Pontifax Funds”).  Pontifax Management II L.P. is the general partner of the Pontifax Funds and Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P.  Tomer Kariv and Ran Nussbaum are Managing Partners of each of the Pontifax Funds and Pontifax Management II L.P. and are directors of Pontifax Management 2 G.P. (2007) Ltd. and share voting and dispositive power with respect to the shares.  The principal business office of each of the foregoing entities and persons is 8 Hamanofim Street, Beit Ofek, Herzliya Pituach, Israel.  Based also on information contained in a Schedule 13D/A filed by Pontifax Funds with the SEC on April 11, 2016, includes (i) 1,385,610 outstanding ordinary shares; (ii) 749,334 ordinary shares subject to warrants that are currently exercisable; (iii) 239,391.5 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable ; and (iv) 187,500 ordinary shares issuable upon exercise of the Long Term Incentive Warrants that are currently exercisable.

(2)
Based solely on information contained in a Schedule 13G/A filed by Shanghai Fosun Pharmaceutical Group Co. Ltd. with the SEC on January 28, 2016.  Includes: (i) 1,530,699 outstanding ordinary shares; (ii) 333,333.5 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable; and (iii) 333,333.5 ordinary shares issuable upon exercise of the Long Term Incentive Warrants that are currently exercisable.

(3)
Based on our records, including information contained in a Schedule 13G filed by Quant Global Capital Advisors, LLC with the SEC on March 6, 2015. Includes: (i) 833,333 outstanding ordinary shares; (ii) 416,666.5 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable; and (iii) 416,666.5 ordinary shares issuable upon exercise of the Long Term Incentive Warrants that are currently exercisable.

(4)
Includes: (i) 319,553 ordinary shares are directly held by Yoav Kimchy; (ii) 107,384 ordinary shares subject to options held by Yoav Kimchy that are currently exercisable; and (iii) 319,553 ordinary shares are directly held by Sigalit Kimchy.  Yoav Kimchy, our chief technology officer, and Sigalit Kimchy are husband and wife.

(5)	Includes 336,059 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of this table.

(6)	Includes 124,745 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of this table.

(7)	Includes: 116,411 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of this table.

(8)
Includes: (i) 166,667 outstanding ordinary shares held by Esco Ventures Pte Ltd.; (ii) 83,333.5 ordinary shares issuable upon exercise of the Series A Warrants, that are currently exercisable, held by Esco Ventures Pte Ltd.; (iii) 83,333.5 ordinary shares issuable upon exercise of the Long Term Incentive Warrants, that are currently exercisable, held by Esco Ventures Pte Ltd and (iv) 59,479 ordinary shares subject to options that are exercisable within 60 days of this table, held directly by XiangQian (XQ) Lin. Mr. Lin has advised us that Esco Ventures Pte Ltd. is wholly-owned by him and that he possesses the ultimate voting and investment power over the shares beneficially owned by Esco Ventures Pte Ltd.

(9)
Includes: (i) 356,075 outstanding ordinary shares held by Counterpoint Ventures Fund LP and Counterpoint Ventures Fund II LP (together, the “Counterpoint Funds”); (ii) 21,250 ordinary shares issuable upon exercise of the Series A Warrants, that are currently exercisable, held by the Counterpoint Funds; (iii) 21,250 ordinary shares issuable upon exercise of the Long Term Incentive Warrants, that are currently exercisable, held by the Counterpoint Funds; and (iv) 43,227 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of this table, held directly by Mr. Robb. Mr. Robb has advised us that the general partner of each of the Counterpoint Funds is Lion Development LLC, which is 99% controlled by Mr. Walter Robb, and as such, Walter Robb possesses the ultimate voting and investment power over the shares beneficially owned by the Counterpoint Ventures entities.

(10)	See footnotes (1)-(9) for certain information regarding beneficial ownership.

Executive Officer Compensation

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law) during or with respect to the year ended December 31, 2015, in the disclosure format based on Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.  All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2015 plus compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements that we previously entered into with them.

The exchange rate that we used to calculate the “Salary Cost” of our chief financial officer, chief technology officer and chief operations officer and Israeli site manager, as presented in the following table, was NIS 3.8869 to US$1.00, and is provided herein for convenience (such exchange rate is based on the average of 12 months last-day exchange rate during 2015, as published by the Bank of Israel).

Name and Principal Position(1)	Salary Cost(2)	Bonus(3)		Other(4)	Share-Based Compensation(5)	Total
	US$
William Densel - chief executive officer and director	247,840	43,750	(6)	-	538,239	829,829
Guy Neev - former chief executive officer	389,303	84,000		140,000	896,436	1,509,739
Lior Torem - chief financial officer	275,729	27,500		-	224,109	527,338
Yoav Kimchy - chief technology officer and former director	291,093	36,000	(6)	-	224,109	551,202
Alex Ovadia - chief operations officer and VP R&D	350,889	36,000		-	224,109	610,998

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis.
(2)
Salary cost includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive.  Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, education funds, pension, severance, risk insurances, payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in their respective employment agreements.
(4)
Represents a one-time severance fee made by us to Mr. Guy Neev, our former chief executive officer, who served as our chief executive officer and a director from April 2009 until August 2015 and served as an employee until January 31, 2016.

(5)
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2015 based on the fair value of the grant date of the options, in accordance with accounting guidance for equity-based compensation.

(6)	Bonus includes amounts that are subject to shareholder approval at the Meeting, as described in Proposals 4 and 5 of this Proxy Statement.
(7)
The table does not include information regarding warrants to the Pontifax Funds to purchase an aggregate of 221,539 of our ordinary shares at an exercise price of NIS 0.20 per share, or the Pontifax Warrants, in consideration of their commitment to provide to us business development services and a representative designated by Pontifax to serve as the chairman of our board of directors.  Upon the closing of our initial public offering any unvested portion of the warrants became fully vested and exercisable. For additional information regarding the Pontifax Warrants, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions — Pontifax Warrants” of our annual report on Form 20-F for year ended December 31, 2015, as filed with the SEC March 15, 2016, and Note 16A to our audited consolidated financial statements for year ended December 31, 2015 included therein.

PROPOSAL 1
ELECTION OF DIRECTORS
(Items 1 on the Proxy Card)

Under our articles of association, our Board of Directors must consist of at least four and not more than eleven directors, including at least two external directors required to be appointed under the Israeli Companies Law.  Our Board of Directors currently consists of seven directors, including two external directors.  Each of our directors (other than external directors under the Israeli Companies Law) holds office until the next annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

At the Meeting, all of our current directors who are not external directors (within the meaning of the Israeli Companies Law) are standing for reelection at the Meeting, to hold office until our next annual general meeting of shareholders and until his successor is elected and qualified.  Each of our two external directors, Mr. Yuval Yanai and Dr. Mary Jo Gorman, will continue to serve in accordance with their respective three-year terms.

In accordance with the Israeli Companies Law, each of the nominees for election to our Board of Directors has certified to us that he meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his duties as a director of our company, taking into consideration our company’s size and special needs.

In accordance with the exemption available to foreign private issuers under the Listing Rules of the NASDAQ Stock Market, we are not obligated to follow the requirements of the NASDAQ Listing Rules with regard to the process of nominating directors, and instead, follow Israeli law and practice, in accordance with which our Board of Directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election.  However, in October 2015, our Board of Directors voluntarily established a Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements applicable to all members of the Board of Directors and the criteria for the selection of new members of the Board of Directors.  The Nominating Committee is currently comprised of the following directors: Yuval Yanai (an external director within the meaning of the Israeli Companies Law and an independent director within the meaning of the NASDAQ Listing Rules), who serves as the Chairman of the Nominating Committee, Tomer Kariv (the Chairman of our Board of Directors) and Steven Hanley (an independent director within the meaning of the NASDAQ Listing Rules).  Upon the recommendation of our Nominating Committee, our Board of Directors has nominated the five individuals named below for election, to hold office until our next annual general meeting of shareholders, subject to our articles of association.

Nominees for Director

The following information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Tomer Kariv has served as a member of our Board of Directors since June 2009 and as the chairman of our Board of Directors since July 2010.  Mr. Kariv has served as a member of the board of directors of Check Cap Ltd. (Delaware) and a manager of Check-Cap LLC since March 2008.  Mr. Kariv is the co-founder and since December 2004, has served as Chief Executive Officer of Pontifax, a group of Israeli-based life sciences venture funds focusing on investments in bio-pharmaceutical and med-tech technologies.  Mr. Kariv has also served as an active board member of many of the funds’ portfolio companies, assuming a special responsibility for strategic planning.  Among others, since March 2008, Mr. Kariv has served as a board member of Macrocure Ltd. and Arno Therapeutics Inc. In addition, Mr. Kariv serves as a board member of Otic Pharma Ltd. and EyeYon Medical Ltd.  During the 10 years prior to establishing Pontifax, Mr. Kariv played a key role in investing, managing and nurturing technology driven companies and startups and has held senior management positions at top Israeli financial institutions.  Mr. Kariv practiced law with Sullivan & Cromwell, a leading law firm in New York, and holds a B.A. degree in Economics from Harvard University and a J.D. from Harvard Law School.

William (Bill) Densel has served as our Chief Executive Officer and a member of our Board of Directors since August 2015. Mr. Densel served as the President and Chief Executive Officer and member of the Board of Directors of our U.S. subsidiary, Check-Cap US, Inc., since July 2015. Mr. Densel has a 25-year leadership career, including in his recent roles as Chief Executive Officer of Beacon Endoscopic, Inc. (2013), which was acquired by Covidien plc.; as General Manager, CardioSCORE for BG Medicine Inc. (2012-2013); and at Dune Medical Devices, Inc. (2009-2011), lastly as Chief Executive Officer. Mr. Densel has effectively led teams and utilized his influence across key decision makers in larger organizations such as Cytyc Corporation (2006-2009), which was acquired by Hologic in 2007, where he served in several positions, including Vice President, Marketing – GYN Surgical, Vice President, Emerging Surgical Technologies and Senior Director, Neuroscience; Boston Scientific Corporation (2004-2006), where he served as Director, New Market Development & Strategic Planning – Endosurgery; and Genzyme Biosurgery, where he served in various positions, lastly as Senior Director, Marketing and Business Development - General and GYN Surgery (1993-2004). Mr. Densel served in the U.S. Navy from 1989 to 1993, lastly as Lieutenant, Special Operations. Mr. Densel has a BA degree in Economics from Duke University.

Steven Hanley has served as a member of our Board of Directors since February 2015.  Mr. Hanley is currently the Co-Founder, board member and Chief Executive Officer of MediBeacon Inc., an optical diagnostic company based in St. Louis, Missouri formed upon acquiring assets and intellectual property from Covidien in 2012.  Mr. Hanley is an experienced global business leader who has managed highly complex pharmaceutical and medical device operations with annual global revenue exceeding $1 billion.  As the President of Covidien plc’s Imaging Solutions business unit, Mr. Hanley led a multifunctional organization that included sales, marketing, logistics, manufacturing, as well as research and development.  Internationally, Mr. Hanley’s track record includes numerous new drug and device product introductions and sales force expansion in Eastern Europe, China and Latin America.  Mr. Hanley is experienced working in different cultures and successfully navigating dynamic regulatory environments.  Over his nearly 18 years with the Covidien family of companies, Mr. Hanley developed a large network of business leaders and clinicians to help determine market needs, commercial potential and product positioning.  As a sales leader, Mr. Hanley called on radiologists, nuclear medicine physicians, cardiologists, as well as surgeons in specialties including general, orthopedic, and OB/GYN.  Mr. Hanley is Principal and Founder of Neem LLC, which was founded in 2009 to focus on startup and entrepreneurial medical device and other life science companies with whom the firm works to bridge the gap between breakthrough technology and commercialization.  Mr. Hanley is the Chairman of the Board of Managers for Daya CNS LLC, based in St Louis Missouri.  In addition, Mr. Hanley is currently on the Advisory Board for Kogent Surgical LLC, based in St Louis Missouri.  Mr. Hanley has his bachelor’s and master’s degrees in business administration from Marquette University.  Mr. Hanley provided consultancy services to us on behalf of Neem LLC from November 2009 until December 31, 2014 and served as a Scientific Advisor to our company from June 2011 until his election to our Board of Directors in February 2015.

XiangQian (XQ) Lin has served as a member of our Board of Directors, since February 2015.  In addition, we have engaged Mr. Lin to provide to us certain business development services in Asia since June 1, 2015. Mr. Lin has served as the Group President and Chief Executive Officer of the Esco Group of Companies, a leading global life sciences tools provider active in laboratory, medical and pharmaceutical equipment based in Singapore, since February 2011.  Since 2014, Mr. Lin has also served as the Managing Partner of Esco Ventures, a strategic investment arm of the Esco Group of Companies, focused on early stage investment in life sciences tools and med-tech start-ups, since he founded it in August 2014.  From January 1997 until February 2011, Mr. Lin held various positions, lastly as Vice President, of Esco Micro Pte Ltd., a family business which he re-engineered into a successful life sciences tools company when he founded the Esco Biotech unit in 2000.  From January 2007 to December 2010, Mr. Lin also served as the President of Esco Technologies, Inc., a wholly-owned U.S. subsidiary of Esco Micro Pte Ltd., which he established following a buy-out of a joint venture partner.  Mr. Lin is the only non-U.S. member of the US NSF Standard 49 Joint Committee and is also a member of the Singapore Venture Capital and Private Equity Association. Mr. Lin holds a BSc degree in Economics from the Wharton School, University of Pennsylvania.

Walter L. Robb has served as a member of our Board of Directors since May 2009.  Dr. Robb has served as a member of the Board of Directors of Check Cap Ltd. (Delaware) and a manager of Check-Cap LLC since February 2005.  Dr. Robb is the general partner of each of Counterpoint Ventures Fund LP, established in 2004, and Counterpoint Ventures Fund II LP, established in 2011.  Since 2009, Dr. Robb has served as the interim Chief Executive Officer of Cyclics Corporation, which manufactures and supplies resins and thermoplastic tooling products.  Since 1993, Dr. Robb has served as a management consultant and president of Vantage Management, Inc. a private investment and consulting firm. Dr. Robb served as a member of the boards of directors of Celgene Corporation from 1992 to 2011, and has served as a member of the board of directors of Mechanical Technology, Inc. since 2000.  Dr. Robb has also served as a director in several start-up companies over the last 20 years.  Until 1993, Dr. Robb served as senior vice president and director for corporate research and development for General Electric, and served on General Electric’s Corporate Executive Council from 1986 to 1993.  Dr. Robb was the director of GE Medical Systems from 1973 to 1986.  In September 1994, Dr. Robb received the National Medal of Technology from President Clinton for leadership in the CT and MR Imaging Industry.  Dr. Robb holds a BS degree in chemical engineering from Penn State University and an MS degree and PhD in chemical engineering, both from the University of Illinois.

Our Board of Directors has determined that each of Messrs. Yuval Yanai, Steven Hanley, Walter L. Robb and Dr. Mary Jo Gorman meet the independence requirements under the NASDAQ Listing Rules.  Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of seven members, four of whom satisfy the independence requirements of the NASDAQ Listing Rules. In addition, Mr. Yanai and Dr. Gorman serve as our external directors within the meaning of and as required under the Israeli Companies Law.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

PROPOSAL 2
APPROVAL OF COMPENSATION FOR NON-EMPLOYEE DIRECTORS (OTHER THAN THE
CHAIRMAN OF THE BOARD OF DIRECTORS AND EXTERNAL DIRECTORS)
 (Item 2 on the Proxy Card)

Under the Israeli Companies Law, the terms of remuneration paid to a director of a public company require the approval of the compensation committee, board of directors and the shareholders, in that order.  Subject to the election of the director nominees listed in Proposal 1, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the payment to each such director who is not an employee (other than the Chairman of our Board of Directors and our external directors, within the meaning of the Israeli Companies Law) of an annual fee of US$45,000, paid on a quarterly basis.  As approved by our shareholders at an extraordinary general meeting held on May 19, 2015, our external directors (within the meaning of the Israeli Companies Law) are entitled to the same annual fee for the duration of their respective initial three-year terms.  In addition, if elected at the Meeting, our directors will continue to benefit from the directors’ and officers’ indemnification and exculpation agreement that we previously entered into with them, as well as from our directors’ and officers’ liability insurance policy.  The directors, if elected, will also be entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors as approved by our shareholders on August 13, 2015 (the “Compensation Policy”).

The proposed payment of an annual fee to our non-employee directors (other than the Chairman of our Board of Directors and our external directors) and other compensation terms are consistent with our Compensation Policy.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the payment to each of the non-employee directors of the Company (other than the Chairman of the Board of Directors and the external directors), of an annual fee of US$45,000, paid on a quarterly basis, and the other compensation terms described in Proposal 2 of the Proxy Statement for the 2016 Annual General Meeting of Shareholders, subject to their election at the Meeting.”

Under the Israeli Companies Law, the approval of the compensation for directors requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 3
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Brightman Almagor Zohar & Co., registered public accounting firm, a member firm of Deloitte Touche Tohmatsu, as our independent registered public accountants for the fiscal year ending December 31, 2016 and for such additional period until our next annual general meeting, pursuant to the recommendation of our Audit Committee and Board of Directors.  Brightman Almagor Zohar & Co. has no relationship with us or our U.S. subsidiary except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with our Articles of Association and applicable law, our Board of Directors determines, at its discretion, the compensation of Brightman Almagor Zohar & Co. for audit and other services, in accordance with the volume and nature of their services, pursuant to the pre-approval and recommendation of our Audit Committee.  Pursuant to the pre-approval and recommendation of our Audit Committee, our Board of Directors has approved the engagement of Brightman Almagor Zohar & Co for: (i) the audit of our annual financial statements for the year ended December 31, 2016 and the first three quarters in the year ending December 31, 2017, for a total remuneration of up to US$60,000; and (ii) non-audit services for the year ending December 31, 2016, for a total remuneration of up to US$60,000.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the independent registered public accountants of the Company for the year ending December 31, 2016 and for such additional period until the next annual general meeting, be and hereby is ratified and approved, whose compensation for such services is determined by the Board of Directors of the Company, at its discretion, in accordance with the volume and nature of their services, pursuant to the pre-approval and recommendation of the Audit Committee of the Company.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 4
APPROVAL OF PAYMENT OF THE DISCRETIONARY COMPONENT OF THE 2015 BONUS
TO OUR CHIEF EXECUTIVE OFFICER
(Item 4 on the Proxy Card)

Under the Israeli Companies Law, the payment of compensation to a Chief Executive Officer must be approved by the compensation committee, board of directors and shareholders by a special majority, in that order.

William (Bill) Densel has served as our Chief Executive Officer and a member of our Board of Directors since August 2015.  Mr. Densel served as our President of U.S. Operations from May 2015 until August 2015 and has served as the President and Chief Executive Officer of our U.S. subsidiary, Check-Cap U.S. Inc., since July 2015.  See Item 1 for details regarding Mr. Densel’s professional experience and background.

The employment agreement of Mr. Densel for his service as our President of U.S. Operations, which was approved by our shareholders on May 19, 2015, provided, and the employment agreement of Mr. Densel for his service as our Chief Executive Officer, which was approved by our shareholders on August 13, 2015, provides for an annual bonus of up to 50% of his annual base salary, respectively (which is consistent with our Compensation Policy), subject to the achievement of certain criteria for each 12 month-period (or such shorter or longer period determined by our Compensation Committee and Board of Directors ), as shall be determined by our Compensation Committee and Board of Directors, in accordance with our Compensation Policy, as in effect from time to time.

According to Mr. Densel’s 2015 bonus plan, as approved by our shareholders on December 1, 2015, up to 20% of Mr. Densel’s pro-rated annual cash bonus for the period ended December 31, 2015, will be based on an evaluation of Mr. Densel’s overall performance during such period by our Board of Directors, in accordance with our Compensation Policy.

Our Compensation Committee and Board of Directors evaluated, among other things, Mr. Densel’s performance and contribution to advancing our company’s long-term goals and objectives during such 2015 period, including, the following contributions:

•	Leading the progress of the Company’s clinical data generation and public dissemination to include a peer-reviewed publication and presentations in major clinical meetings.

•	Broadening the awareness of the Company in the financial community and national and trade media publications.

•	Developing and deepening key relationships with key opinion leaders in the clinical community and industry.

•	Effectively managing our financial resources, which enabled our cash balance to exceed US$14 million at the end of 2015.

After evaluation of Mr. Densel’s performance and his contribution to the achievement of our company’s long-term goals and objectives during such 2015 bonus period (as detailed above), our Compensation Committee and Board of Directors determined that Mr. Densel is entitled to the entire 20% discretionary component of the 2015 annual bonus; however, our Compensation Committee and Board of Directors resolved to reduce Mr. Densel’s bonus payout by 40% as part of an overall reduction in the 2015 bonus payouts to our management members, in view of our research and development stage as well as our current cash position and expected burn rate.  Accordingly, our Compensation Committee and Board of Directors approved, and recommend that the shareholders approve, the payment to Mr. Densel of US$10,500 in respect of the 20% discretionary bonus (which is equal to 40% of the 20% discretionary component of his 2015 pro-rated annual bonus), and determined that such bonus is fair and reasonable under the circumstances.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the payment to Mr. William (Bill) Densel of a cash bonus in the amount of US$10,500 in respect of his performance as the Chief Executive Officer during the 2015 pro-rated bonus period, as described in Proposal 4 of the Proxy Statement for the 2016 Annual General Meeting of Shareholders, be and hereby is approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent (2%) of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals.”

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 5
APPROVAL OF PAYMENT OF THE DISCRETIONARY COMPONENT OF THE 2015 BONUS
TO OUR CHIEF TECHNOLOGY OFFICER (AND FORMER DIRECTOR)
(Item 5 on the Proxy Card)

Under the Israeli Companies Law, the compensation of a director of a public company for service as a director or in any other capacity requires the approval of the compensation committee, board of directors and shareholders, in that order.

Dr. Yoav Kimchy has served as our Chief Technology Officer since our inception in April 2009 and a member of our Board of Directors from April 2009 and until December 2015.  Dr. Kimchy founded Check-Cap LLC in December 2004, serving as its president and Chief Executive Officer until March 2008, and as its president and Chief Technology Officer since March 2008.  Dr. Kimchy has also served as a member of the board of directors of Check-Cap Ltd. (Delaware), the manager of Check-Cap LLC, since December 2004.

Under Dr. Kimchy’s compensation terms as Chief Technology Officer, as approved by our Board of Directors in August 2014 and by our shareholders in September 2014, he is entitled to an annual bonus of up to 30% of his annual salary (which is consistent with our Compensation Policy), at the discretion of the Board of Directors, upon the achievement of certain milestones determined by the Board of Directors.

According to Dr. Kimchy’s 2015 bonus plan, as approved by our shareholders on December 1, 2015, up to 20% of Dr. Kimchy’s annual cash bonus for the period ended December 31, 2015, will be based on an evaluation of Dr. Kimchy’s overall performance during such period by our Board of Directors, in accordance with our Compensation Policy.

Our Compensation Committee and Board of Directors evaluated, among other things, Dr. Kmichy’s performance and contribution to advancing our company’s long-term goals and objectives during such 12-month period, including, the following contributions:

•	Significant contribution to the successful consummation of the Company’s initial public offering in the United States and simultaneous private placement, attracting major industry investors.

•	Providing strong technical leadership to the research and development team in conjunction with product design and development advancement.

•
Leading, together with our Chief Executive Officer, the progress of our clinical data generation and management of public dissemination to include a peer-reviewed publication and presentations in major clinical meetings.

After evaluation of Dr. Kimchy’s performance and his contribution to the achievement of our company’s long-term goals and objectives during the year ended December 31, 2015 (as detailed above), our Compensation Committee and Board of Directors determined that Dr. Kimchy is entitled to the entire 20% discretionary component of the 2015 annual bonus; however, our Compensation Committee and Board of Directors resolved to reduce Dr. Kimchy’s bonus payout by 40% as part of an overall reduction in the 2015 bonus payouts to our management members, in view of our research and development stage as well as our current cash position and expected burn rate.  Accordingly, our Compensation Committee and Board of Directors approved, and recommend that the shareholders approve, the payment to Dr. Kimchy of US$8,640  in respect of the 20% discretionary bonus (which is equal to 40% of the 20% discretionary component of his 2015 annual bonus), and determined that such bonus is fair and reasonable under the circumstances.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the payment to Dr. Kimchy of a cash bonus in the amount of US$8,640 in respect of his performance as the Chief Technology Officer for the year ended December 31, 2015, as described in Proposal 5 of the Proxy Statement for the 2016 Annual General Meeting of Shareholders, be and hereby is approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and its representative will present to the shareholders for review and discussion at the Meeting, our audited financial statements for the year ended December 31, 2015.  This Item will not involve a shareholder vote.

Our audited financial statements for the year ended December 31, 2015, which form part of our annual report on Form 20-F for the year ended December 31, 2015 filed with the SEC on March 15, 2016, is available for viewing via the SEC’s website at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com/.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the audited financial statements free of charge upon request.  None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

We are subject to the information reporting requirements of the Exchange Act, as applicable to foreign private issuers.  We fulfill these requirements by filing reports with the SEC.  Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549.  Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  Our SEC filings are also available to the public on the SEC’s website at www.sec.gov.  As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2016 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, /s/ Tomer Kariv Tomer Kariv Chairman of the Board of Directors

Date: November 23, 2016